Via EDGAR

January 23, 2014

FOIA CONFIDENTIAL TREATMENT OF CERTAIN DESIGNATED PORTIONS OF THIS LETTER HAS BEEN REQUESTED BY ANN INC. PURSUANT TO RULE 83. SUCH CONFIDENTIAL PORTIONS HAVE BEEN OMITTED, AS INDICATED BY [*] IN THE TEXT, AND SUBMITTED TO THE COMMISSION

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	ANN INC.
Form 10-K for the Fiscal Year Ended February 2, 2013
Filed March 8, 2013
Response Dated December 17, 2013
File No. 001-10738

Dear Ms. Jenkins:

This letter sets forth the response of ANN INC. (the Company) to the comments of the Staff of the Division of Corporation Finance (the Staff) of the United States Securities and Exchange Commission (the Commission) contained in a letter to the Company dated December 27, 2013 regarding the above referenced Form 10-K and our response dated December 17, 2013 to the original comments of the Staff contained in a letter to the Company dated December 3, 2013. Our responses to the comments are set forth below following the text of the Staff’s comments.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing. Further, we understand and acknowledge that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended February 2, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Sales and Sales Metrics, page 21

1.	We note your response to our prior comment 1. We continue to believe an investor’s understanding of your sales trends and potential variability would be enhanced by your disclosure in future filings of sales and comparable sales in a manner that either separately quantifies the e-commerce activity or provides transparent disclosure regarding the impact of e-commerce sales on these metrics. Please provide us your proposed future disclosures. Please also provide us with your in-store sales, e-commerce sales and comparable store sales, excluding e-commerce, under Ann Taylor and LOFT brands for each quarter in fiscal year ended February 2, 2013 and interim period ended November 2, 2013.

U.S. Securities and Exchange Commission

January 23, 2014

FOIA CONFIDENTIAL TREATMENT REQUESTED BY ANN INC. PURSUANT TO RULE 83

Company response:

The Company disclosed separate channel-level net sales and comparable sales metrics for stores and e-commerce by brand through the second quarter of Fiscal 2012. For your reference, the following table was excerpted from the Company’s Form 10-Q for the quarter ended July 28, 2012:

Sales and Store Data

The following table sets forth certain brand sales and store data:

	Quarter Ended
	July 28, 2012		July 30, 2011
	Sales	Comp %	Sales	Comp %
	($ in thousands)
Sales and Comps
Ann Taylor brand
Ann Taylor Stores	$122,593	3.2%	$117,297	0.6%
Ann Taylor e-commerce	29,096	29.0%	22,597	32.0%

Subtotal	151,689	7.8%	139,894	4.7%
Ann Taylor Factory	81,586	2.1%	78,003	6.5%

Total Ann Taylor brand	$233,275	5.6%	$217,897	5.3%

LOFT brand
LOFT Stores	$272,989	4.1%	$260,475	8.6%
LOFT e-commerce	27,500	14.6%	23,867	33.5%

Subtotal	300,489	5.0%	284,342	10.3%
LOFT Outlet	61,108	0.3%	55,962	23.7%

Total LOFT brand	$361,597	4.2%	$340,304	11.0%

Total Company	$594,872	4.7%	$558,201	8.6%

As discussed in its prior response, the Company launched the first phase of its multi-channel initiative during the third quarter of Fiscal 2012. This enabled store fulfillment of sales originating at anntaylor.com and LOFT.com (together, the Company’s “Online Stores”) by allowing access to inventory maintained at the Company’s full-price brick-and-mortar brand locations. The Company’s sales reporting system tracks these multi-channel sales as e-commerce sales; however, the Company does not believe this is appropriate for external reporting since store inventory is used to complete the sale and the costs incurred to package and ship the merchandise to clients are borne by the fulfilling stores. In addition, the Company’s policy is to accept client returns of any merchandise purchased at the Company’s Online Stores at any of its full-price brick-and-mortar brand locations. The Company’s sales reporting system tracks these returns as store-level returns, offsetting full-price brick-and-mortar channel-level sales. Therefore, although net sales at the Company’s full-price

U.S. Securities and Exchange Commission

January 23, 2014

FOIA CONFIDENTIAL TREATMENT REQUESTED BY ANN INC. PURSUANT TO RULE 83

brick-and-mortar channels do not reflect the benefit of multi-channel sales, full-price brick-and-mortar channel-level sales at Ann Taylor and LOFT are adversely impacted by both e-commerce and multi-channel returns to stores.

Because of the way the Company’s sales reporting system tracks multi-channel sales and e-commerce and multi-channel returns to stores, as well as the fact that the Company manages its full-price brick-and-mortar and Online Stores as a combined single channel at the brand level, it discontinued separate reporting of sales and comparable sales for its full-price brick-and-mortar and e-commerce channels in the third quarter of Fiscal 2012. In addition, since this information is not used internally, the Company has not prioritized the development of reports that would provide these separate channel-specific sales metrics at the brand or total Company level. Therefore, the Company is not able to accurately quantify channel-level net sales at Ann Taylor and LOFT in order to provide separate reporting of in-store sales, e-commerce sales and comparable sales excluding e-commerce under its Ann Taylor and LOFT brands as requested in your letter dated December 27, 2013. It should be noted that prior to implementation of the first-phase of the Company’s multi-channel initiative, the impact of e-commerce returns to stores was not material to brick-and-mortar channel sales and comparable sales.

As discussed more fully in its prior response, the Company will enhance the discussion of how it manages its full-price businesses at Ann Taylor and LOFT to make clear that full-price brand-level sales are tracked on a combined basis. The Company will include this additional information in Part I. Item 1 in its Fiscal 2013 Form 10-K, as follows (revisions from the proposed disclosure in the Company’s letter dated December 17, 2013 are underlined):

“The fall 2012 launch of the Company’s multi-channel retail strategy, which is focused on integrating the in-store and online operations at Ann Taylor and LOFT, further enables the Company to manage its full-price stores and Online Stores as a combined single channel at the brand level. This multi-channel focus guides most aspects of the Company’s plans for growth at its Ann Taylor and LOFT brands, including:

•	Most merchandise styles are available both in-store and online, excluding wedding at Ann Taylor and maternity at LOFT, which represent only a small percentage of each brand’s combined in-store and online merchandise assortment;

•	Technology that enables store fulfillment of online sales by allowing the Company’s Online Stores access to inventory maintained at full-price brick-and-mortar brand locations;

•	Continued investments in technology to enable clients of the Company’s Ann Taylor and LOFT brands to seamlessly shop across store and online channels whenever, wherever and however they choose to shop;

•	Coordinated online events designed to effectively and profitably clear through markdown inventory at Ann Taylor and LOFT stores;

•	Further integration of the Company’s merchandise planning, procurement and allocation functions to serve each brand’s full-price store and online channels;

•	Continued refinement of a cross-channel client relationship management tool focused on client behaviors across each brand’s full-price store and online channels;

U.S. Securities and Exchange Commission

January 23, 2014

FOIA CONFIDENTIAL TREATMENT REQUESTED BY ANN INC. PURSUANT TO RULE 83

•	Integrated marketing and client outreach efforts aimed at increasing traffic and conversion, both in-store and online;

•	Weekly Ann Taylor and LOFT business review meetings focused on the combined productivity of each brand’s in-store and online channels;

•	Field training and monetary incentives aimed at educating and encouraging store associates to effectively meet the needs of the Company’s clients across channels; and

•	Management incentive compensation programs at Ann Taylor and LOFT that reward associates based on the combined performance of each brand’s full-price store and online channels.

The Company views the store and online operations of its full-price Ann Taylor and LOFT businesses as one single channel that allows clients to fully experience those brands, not just a channel within those brands. Further, the Company manages its full-price in-store and online operations as a single, integrated channel rather than as separate sales channels operating independently, with its Online Stores viewed as the largest store within each brand. In support of this, clients can return merchandise purchased at the Company’s Online Stores at any of its brick-and-mortar brand locations. The technology and reports utilized by the Company to manage the business support this multi-channel approach, in that total sales and comparable sales are tracked on a combined basis. The Company believes this multi-channel approach to managing its full-price Ann Taylor and LOFT businesses is critical to meeting the ever-increasing expectations of its clients, and therefore critical to the ongoing success of its brands.”

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies, page 42

Segments, page 46

2.	We note your response to our prior comment 3. You indicate that your chief operating decision maker uses sales, comparable sales, gross margin dollars and gross margin rate to evaluate operating segment performance. Please confirm that none of the reports regularly received by your chief operating decision maker and/or your Board of Directors contain operating segment profit amounts lower than the gross margin level. If they do contain such amounts, please also provide us this information in the format requested in our prior comment, so that we may fully evaluate your response.

Company response:

On a quarterly basis, the Company’s CODM and Board of Directors receive reports which include sales, comparable sales, gross margin, “contribution margin” and “fully-loaded contribution margin” information by operating segment. Contribution margin represents gross margin less operating segment-specific selling, general and administrative expenses, including payroll, occupancy,

U.S. Securities and Exchange Commission

January 23, 2014

FOIA CONFIDENTIAL TREATMENT REQUESTED BY ANN INC. PURSUANT TO RULE 83

merchandising, planning, allocation, visual marketing and other direct operating costs. Fully-loaded contribution margin represents contribution margin less certain brand-level design, marketing and other direct costs that are not specifically attributable to an operating segment and are primarily allocated based on each operating segment’s sales performance. Corporate and other indirect costs, including information technology, finance, legal, procurement, human resources, real estate and corporate facilities, among others, are not allocated to the Company’s operating segments and are not reflected in contribution margin or fully-loaded contribution margin.

ASC 280-10-50-6 states that “…a public entity may produce reports in which its business activities are presented in a variety of different ways.” [*] Therefore, the Company did not consider contribution margin or fully-loaded contribution margin metrics in assessing the similarity of the economic characteristics of its operating segments or the conclusion to aggregate its four operating segments into one reportable segment. The Company believes this position is supported by ASC 280-10-50-27, which states that “The amount of each segment item reported shall be the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance.”

[*]

The Company believes that the quantitative information regularly used to allocate resources and measure operating segment performance (historical and projected sales and gross margin information, as provided and evaluated in the Company’s response dated December 17, 2013) and the qualitative similarities that exist between its four operating segments, as also discussed in the Company’s December 17, 2013 response, clearly demonstrate that its four operating segments are economically similar. Therefore, the Company believes it is proper to aggregate its four operating segments into one reportable segment in accordance with ASC 280-10-50-11.

We appreciate the Staff’s consideration of our responses to its comments. Should you have any questions, or wish to discuss our response, please call me directly at 212-541-3547.

Sincerely,

/s/ Michael J. Nicholson

Michael J. Nicholson
Executive Vice President, Chief Operating Officer and Chief Financial Officer

cc:	Suying Li, Division of Corporation Finance, SEC
Rufus Decker, Division of Corporation Finance, SEC

U.S. Securities and Exchange Commission

January 23, 2014

FOIA CONFIDENTIAL TREATMENT REQUESTED BY ANN INC. PURSUANT TO RULE 83

Appendix A

[*]